Exhibit 99.1

Notice of Annual General Meeting 2021

i

Fusion Fuel Green plc

(the “Company”)

(Registered in Ireland No. 669283)

Directors	Registered Office

Jeffrey E. Schwarz	Ten Earlsfort Terrace
Frederico Perez Marques Figueira de Chaves	Dublin 2
João Teixeira Wahnon	D02 T380
Jaime Silva	Ireland
António Augusto Gutierrez Sá da Costa
Rune Magnus Lundetrae
Alla Jezmir

Dear Shareholder

Introduction

I am writing to you to outline the background to the proposals to be put forward at the forthcoming Annual General Meeting (“AGM”) of the Company, all of which the board of directors (the “Board” or the “Directors”) considers to be in the best interests of the Company and the shareholders as a whole and are recommending for your approval.

Your attention is drawn to the Notice of the AGM of the Company. The AGM will be held at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland on 29 September, 2021 at 3pm (Dublin time) and the Notice is set out at pages 4 to 5 of this document. The ordinary business to be transacted at the AGM is set out in proposals 1 to 4 in the Notice of meeting. These proposals are described further below.

Business Update

As this is the Company’s first AGM, I want to use this occasion to share a few thoughts on the markets for green hydrogen and other green fuels, and the commercial opportunities those markets present for the Company. When Fusion Fuel began life as a public company in December of last year, we were confident that the market for green hydrogen was poised for remarkable growth, but even we are impressed by the scale of the opportunities and the pace of change.

In terms of current opportunities, with the validation of our HEVO SOLAR technology at Evora, Portugal, we have seen a dramatic acceleration of interest from prospective partners and customers across a wide array of potential use-cases, and we hope to sign firm contracts in the near future.

In Europe, the significant increase in the price of natural gas (which has narrowed the gap between the cost of grey and green hydrogen) has been an added catalyst for consumers of grey hydrogen to consider adopting Fusion Fuel's green hydrogen technology, which would eliminate their exposure to both increasing natural gas prices and carbon emissions taxes. Furthermore, the opportunities in Australia, through our collaboration with Ampol Ltd, and in the United States, where we are just beginning to ramp up our business development efforts, represent significant potential for growth for Fusion Fuel.

With the world increasingly focused on the potential effects of climate change and the introduction of ambitious policy measures aimed at accelerating the decarbonization of industry, we believe this decade will create enormous opportunities for green hydrogen, and the global race to capitalize on those opportunities has already begun. We are confident that Fusion Fuel's proprietary technology for producing green hydrogen will generate long term value creation for our shareholders.

As always, we thank you for the support you have provided to us and look forward to keeping you appraised of material developments as they arise.

Board Changes

In accordance with the provisions of Article 161 of the Company’s Articles of Association, the term of service for each of the Directors in Class I terminates at the conclusion of this year’s AGM. Our Class I Directors are António Augusto Gutierrez Sá da Costa and Frederico Perez Marques Figueira de Chaves.

António Augusto Gutierrez Sá da Costa has informed me that he will not be standing for re-election as a Director at this year’s AGM. Mr Gutierrez Sá da Costa’s Board seat will remain vacant at this time. On behalf of the Board, I would like to thank him for his excellent service to the Company and his valued input over the past year.

Frederico Perez Marques Figueira de Chaves will be seeking re-election, as further detailed in Proposal 2 below.

Ordinary Business:

Proposal 1 – Receipt and consideration of the Financial Statements and Reports

This is a proposal to receive and consider the Financial Statements for the year ended 31 December 2020 and the reports of the Directors and auditors on those financial statements and to review the Company’s affairs.

Proposal 2 – Re-election of Frederico Perez Marques Figueira de Chaves for a three-year term

In accordance with the provisions of Article 161 of the Company’s Articles of Association Mr Figueira de Chaves is required to retire by rotation at the AGM and, being eligible, he is offering himself for re-election. The performance of the aforementioned Director has been formally evaluated and the Board considers that his performance continues to be effective and he demonstrates commitment to his role as a Director.

The biographical details of Mr Figueira de Chaves are set out in the Annual Report. The Board recommends the re-election of the aforementioned Director.

The remaining Class I Director seat will be vacant following the AGM. Pursuant to Article 161 of the Company’s Articles of Association, the vacancy shall be a casual vacancy, which may be filled by the remaining Directors.

Proposal 3 – To acknowledge the re-appointment of the statutory auditors

This item is on the agenda to allow the shareholders to acknowledge the re-appointment of the statutory auditors KPMG LLP. This item is being put forward as a non-binding advisory proposal because, under the Companies Act 2014, the re-appointment of the auditors is automatic unless they resign or a proposal is put forward to remove them.

Proposal 4 – To authorise the Directors to fix the remuneration of the statutory auditors

This is a proposal authorising the Board to fix the remuneration of the statutory auditors in line with agreed terms of engagement as approved by the Audit Committee.

Further Action

You may submit your proxy over the Internet by logging on to https://www.cstproxy.com/fusionfuelgreen/2021. To log on, you will need your control number which is printed on your proxy card. Online proxy votes must be received no later than 11.59pm (Eastern Time) on 28 September, 2021.

Recommendation

Your Board believes that the proposals to be put forward at the AGM are in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend that you vote in favor of the proposals as they intend to do in respect of all the ordinary shares which can be voted by them.

Yours sincerely

/s/ Jeffrey E. Schwarz

Jeffrey E. Schwarz
Chairman
September 7, 2021

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (“AGM”) of Fusion Fuel Green plc (the “Company”) will be held at 3pm (Dublin time) on Wednesday, 29 September, 2021 in Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland for the following purposes:

1.	To receive and consider the Company’s Financial Statements for the year ended 31 December 2020 and the reports of the Directors and auditor thereon, and to review the Company’s affairs.

2.	To re-elect Frederico Perez Marques Figueira de Chaves as a Director for a three-year term, who retires in accordance with the Articles of Association and, being eligible, offers himself for re-election.

3.	To re-appoint KPMG LLP as statutory auditor of the Company.

4.	To authorise the directors to fix the remuneration of the statutory auditor for the year ending 31 December 2021.

Your Board believes that the proposals to be put forward at the AGM are in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend you vote in favor of the proposals. Registered shareholders of the Company at the close of business on the record date (August 30, 2021) are eligible to vote at the meeting.

Your vote is important. To make sure your shares are represented, please cast your vote as soon as possible in one of the following ways:

●	Online: At https://www.cstproxy.com/fusionfuelgreen/2021;

●	Mail: If you received a proxy card in the mail, mark, sign and date your proxy card and return it in the postage-paid envelope; or

●	In person: In light of the ongoing COVID-19 pandemic, shareholders are strongly encouraged to vote their shares by proxy in advance of the meeting and to not attend the meeting in person.

The latest time for receipt of online proxies is 11.59pm (Eastern Time), September 28, 2021. Mail-in proxies must be received by the start of the AGM. The notice, our Annual Report for 2020 and our Irish financial statements are available at www.fusion-fuel.eu. We recommend that you review the further information on the process for, and deadlines applicable to, voting, attending the meeting and appointing a proxy under “Questions and Answers about the Annual General Meeting” on page 6.

For and on behalf of the Board,

/s/ Frederico Perez Marques Figueira de Chaves

Frederico Perez Marques Figueira de Chaves
Chief Financial Officer, Director and Secretary
Ten Earlsfort Terrace, Dublin 2, Ireland
September 7, 2021

Notice Regarding COVID-19

The Company is monitoring COVID-19 developments and other circumstances, as well as guidance issued by relevant health organizations. Should we determine that alternative arrangements may be advisable or required, such as changing the date, time, location or format of the meeting, we will announce our decision by press release and post additional information on the Investor Relations section of our website (https://ir.fusion-fuel.eu/). Furthermore, to promote the health and safety of attendees, we may impose additional procedures or limitations on meeting attendance based on applicable governmental requirements or recommendations or facility requirements. Such additional procedures or limitations may include, but are not limited to, thorough screenings of attendees (including temperature checks), limits on the number of attendees to promote social distancing and requiring the use of face masks. If you plan to attend the meeting in person, please check the Investor Relations section of our website prior to the meeting, as circumstances may change upon short notice.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

Why did I receive this notice?

We are providing this notice in connection with the solicitation by the Board of proxies to be voted at the Annual General Meeting. We emailed you a Notice of Internet Availability (“Notice of Internet Availability”) notifying each shareholder entitled to vote at the Annual General Meeting how to vote and how to electronically access a copy of this notice and our Annual Report for 2020. You received this notice because you were a shareholder of record as of the close of business on August 30, 2021.

What is the date, time and location of the Annual General Meeting?

We will hold the Annual General Meeting at 3pm (Dublin time) on Wednesday, September 29, 2021, at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, subject to any adjournments or postponements. For directions to the meeting, you may contact our Company Secretary, c/o Fusion Fuel Green plc, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

In light of the ongoing COVID-19 pandemic, shareholders are strongly encouraged to vote their shares by proxy in advance of the Annual General Meeting and not to attend the Annual General Meeting in person. Shareholders can vote their shares by proxy in advance of the Annual General Meeting by using one of the options set forth below under “How do I vote?” Due to the health risks posed by the COVID-19 pandemic, the members of our Board and senior management do not intend to be physically present at our Annual General Meeting in Ireland and will instead be participating remotely.

The Company is monitoring COVID-19 developments and other circumstances, as well as guidance issued by the Irish Health Service Executive (“HSE”), the Irish government, the U.S. Centers for Disease Control and Prevention, and the World Health Organization. Should we determine that alternative arrangements may be advisable or required, such as changing the date, time or location of the meeting or holding the meeting by other means such as by remote electronic communication, we will announce our decision by press release and post additional information on the Investor Relations section of our website (https://ir.fusion-fuel.eu/). Furthermore, to promote the health and safety of attendees, we may impose additional procedures or limitations on meeting attendance based on applicable governmental requirements or recommendations or facility requirements. Such additional procedures or limitations may include, but are not limited to, thorough screenings of attendees (including temperature checks), limits on the number of attendees to promote social distancing and requiring the use of face masks. If you plan to attend the meeting in person, please check the Investor Relations section of our website prior to the meeting, as circumstances may change upon short notice.

Who is entitled to vote?

The Board has set August 30, 2021 as the record date for the Annual General Meeting. All persons who were registered holders of Fusion Fuel Green plc’s Class A ordinary shares and/or Class B ordinary shares at the close of business on that date are shareholders of record for the purposes of the Annual General Meeting and will be entitled to receive notice of, and to attend and vote at, the Annual General Meeting. Beneficial owners who, at the close of business on the record date, held their shares in an account with a broker, bank or other holder of record generally cannot vote their shares directly and instead must instruct the record holder how to vote their shares.

As of the close of business on the record date, there were 10,998,722 Class A ordinary shares outstanding and 2,125,000 Class B ordinary shares outstanding. Each shareholder of record is entitled to one vote per Class A ordinary share and one vote per Class B ordinary share on each matter submitted to a vote of shareholders. Your shares will be represented if you attend and vote at the Annual General Meeting or if you submit a completed proxy by the voting deadlines set forth below.

How do I vote?

Registered shareholders (that is, shareholders who hold their shares directly with our transfer agent, Continental Stock Transfer & Trust Company) can vote in any of the following ways:

●	Online: Go to https://www.cstproxy.com/fusionfuelgreen/2021 to vote your proxy online using the control number that you were provided with on your proxy card or Notice of Internet Availability. You will need to follow the instructions on the website.

●	By Mail: If you received a proxy card in the mail, you may mark, sign, date and return your proxy card in the enclosed postage-paid envelope. Proxies must be received by the deadlines set forth below.

If you vote online, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card by mail.

●	In Person: Attend the Annual General Meeting in Dublin or send a personal representative with an appropriate proxy to vote at the meeting. Please contact our Company Secretary, c/o Fusion Fuel Green plc, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland for additional information about sending a personal representative on your behalf. For information about how to attend the Annual General Meeting, please see “What do I need to be admitted to the Annual General Meeting?” below. However, as noted above, in light of the COVID-19 pandemic, we strongly recommend that you vote your shares by proxy in advance of the Annual General Meeting.

If I am a beneficial owner of shares held in street name, how do I vote?

If your shares are held beneficially in the name of a bank, broker or other holder of record (sometimes referred to as holding shares “in street name”), you will receive instructions from the holder of record that you must follow in order for your shares to be voted. If you wish to vote in person at the meeting, you must obtain a legal proxy from the bank, broker or other holder of record that holds your shares, and bring it, or other evidence of stock ownership, with you to the meeting.

What are the deadlines to submit my vote?

●	Online: Proxy votes cast online must be received by 11.59pm (Eastern Time) on September 28, 2021.

●	Mail: Proxy cards returned by mail must be received by the start of the AGM.

Can I revoke my proxy or change my vote after I have voted?

Yes. If you are a registered shareholder and previously voted online, you may revoke your proxy or change your vote by:

●	voting online at a later date, as set forth above before the closing of those voting facilities at 11.59pm (Eastern Time) on September 28, 2021;

●	attending the Annual General Meeting in Dublin and submitting a new poll card during the meeting (however, as noted above, in light of the COVID-19 pandemic, we strongly recommend that you vote your shares by proxy in advance of the Annual General Meeting); or

●	sending a written notice of revocation to our Company Secretary, c/o Fusion Fuel Green plc, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, which must be received before the commencement of the Annual General Meeting.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorised proxy.

What do I need to be admitted to the Annual General Meeting?

For shareholders who plan to attend the Annual General Meeting in person, at the entrance to the Annual General Meeting in Dublin, we will request to see valid photo identification, such as a driver’s license or passport. We will also need to determine if you owned ordinary shares on the record date by:

●	asking to review evidence of your share ownership as of August 30, 2021, such as your brokerage statement. You must bring such evidence with you in order to be admitted to the meeting; or

●	verifying your name and share ownership against our list of registered shareholders.

If you are acting as a proxy, we will need to review a valid written legal proxy signed by the registered owner of the ordinary shares granting you the required authority to attend the meeting and vote such shares.

Please see information regarding potential changes to our Annual General Meeting due to COVID-19 developments, found in the “What is the date, time and location of the Annual General Meeting?” section above.

What constitutes a quorum?

In order to establish a quorum at the Annual General Meeting there must be at least two shareholders present in person or by proxy who have the right to attend and vote at the meeting and who together hold shares representing more than 50% of the votes that may be cast by all shareholders of record. For purposes of determining a quorum, abstentions and broker “non-votes” are counted as present.

How are votes counted?

You may vote “FOR”, “AGAINST” or “ABSTAIN” with respect to each of the proposals presented. A vote “FOR” will be counted in favor of the proposal or director nominee and a vote “AGAINST” will be counted against each proposal or nominee. Except as described below, an “ABSTAIN” vote will not be counted “FOR” or “AGAINST” and will have no effect on the voting results for any of the proposals in this notice. Continental Stock Transfer & Trust Company will monitor all votes and assist us in tabulating the votes.

What is a “broker non-vote” and how does it affect voting?

If you are a beneficial owner whose shares are held of record by a broker, we encourage you to instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote. This is called a “broker non-vote”, which occurs for proposals considered “non-routine” under NASDAQ rules. Your broker will, however, still be able to register your shares as being present at the Annual General Meeting for purposes of determining the presence of a quorum and will be able to vote on “routine” proposals.

The “routine” proposals in this notice are Proposals 1, 3 and 4, for which your broker has discretionary voting authority under the NASDAQ rules to vote your shares, even if the broker does not receive voting instructions from you. Proposal 2 is considered “non-routine” such that, if you are a beneficial owner whose shares are held of record by a broker and you do not provide voting instructions, a broker non-vote will occur and your shares will not be voted on this proposal.

What is the vote required to approve each of the proposals discussed in the notice?

The chart below summarises the voting requirements and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the Annual General Meeting.

Proposals	Required Approval	Broker Discretionary Voting Allowed	Broker Non-Votes	Abstentions
1. Approval of financial statements, directors’ and auditor’s report	Majority of Votes Cast	Yes	N/A	No effect
2. Appointment of Director	Majority of Votes Cast unless the election is contested, in which case the Director who receives the highest number of votes will be appointed	No	No effect	No effect
3. Ratify the Appointment of Auditors	Majority of Votes Cast	Yes	N/A	No effect
4. Approve Remuneration of Auditors	Majority of Votes Cast	Yes	N/A	No effect

Who will pay for the cost of this proxy solicitation?

Fusion Fuel Green plc will bear the costs of soliciting proxies from the holders of our Class A ordinary shares and Class B ordinary shares. Proxies may be solicited on our behalf by our directors, officers and other selected Fusion Fuel Green plc employees electronically or by other means of communication. Directors, officers and employees who help us in the solicitation will not be specially compensated for those services, but they may be reimbursed for their out-of-pocket expenses incurred in connection with the solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending the materials to beneficial owners.

ADDITIONAL INFORMATION

Availability of Materials

Important Notice Regarding the Availability of Materials for the 2021 Annual General Meeting of Shareholders to Be Held on September 29, 2021: The notice, our Annual Report for 2020 and our Irish financial statements are available free of charge at www.fusion-fuel.eu.

Submission of Future Shareholder Proposals

Our annual general meeting of shareholders for 2022 is expected to be held in September 2022. In accordance with the rules established by the SEC, any shareholder proposal submitted pursuant to Rule 14a-8 to be included in the notice for that meeting must be received by us by May 10, 2022. If you would like to submit a shareholder proposal to be included in that notice, you should send your proposal to our Company Secretary, c/o Fusion Fuel Green plc, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. In order for your proposal to be included in the notice, the proposal must comply with the requirements established by the SEC and our Articles of Association.

Pursuant to our Articles of Association, a shareholder must give notice of any intention to present a proposal at the Annual General Meeting, including a proposal to appoint a director, not less than 60 nor more than 90 days before the first anniversary of the preceding year’s annual general meeting (“traditional advance notice”). Subject to our Articles of Association, any notice of an intention to present a proposal pursuant to traditional advance notice must be received by our Company Secretary on or after July 1, 2022 but no later than July 31, 2022.

Irish law currently provides that shareholders holding 10% or more of the total voting rights may request that the directors call an extraordinary general meeting at any time. The shareholders who wish to request an extraordinary general meeting must deliver to Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, a written notice, signed by the shareholders requesting the meeting and stating the purposes of the meeting. If the directors do not, within 21 days of the date of delivery of the request, proceed to convene a meeting to be held within 2 months of that date, those shareholders (or any of them representing more than half of the total voting rights of all of them) may themselves convene a meeting, but any meeting so convened cannot be held after the expiration of 3 months from the date of delivery of the request. These provisions of Irish law are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the notice under the rules of the SEC.

About Fusion Fuel Green plc

Fusion Fuel Green plc is an emerging leader in the green hydrogen space, committed to accelerating the energy transition and decarbonising the global energy system by making zero-emissions green hydrogen commercially viable and accessible. Fusion Fuel has created a revolutionary proprietary electrolyser solution that allows it to produce hydrogen at highly competitive costs using renewable energy, resulting in zero-carbon emissions. Fusion Fuel’s business lines includes the sale of electrolyser technology to customers interested in building their own green hydrogen capacity, the development of hydrogen plants to be owned and operated by Fusion Fuel and active management of the portfolio of such hydrogen plants as assets, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements.

Fusion Fuel Green plc is organised under the laws of Ireland and maintains its registered office in Ireland at Ten Earlsfort Terrace, Dublin 2, D02 T380. You may contact our Investor Relations Group by telephone in Ireland at +353 1 920 1000; by e-mail at IR@fusion-fuel.eu; or by mail at Fusion Fuel Green plc, Investor Relations, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Our website address is www.fusion-fuel.eu. We use our website as a channel of distribution for company information. We make available free of charge on the Investor Relations section of our website (https://ir.fusion-fuel.eu/) our Annual Report on Form 20-F and our Reports on Form 6-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC pursuant to section 13(a) or 15(d) of the Exchange Act. We also make available other reports filed with or furnished to the SEC under the Exchange Act through our website, as well as our Code of Ethics and the charters of each of the Board’s committees. You may request any of these materials and information in print free of charge by contacting our Investor Relations Group at Fusion Fuel Green plc, Investor Relations, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. We do not intend for information contained on our website to be part of this notice. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including Fusion Fuel Green plc, that file electronically with the SEC. Copies of materials we file with the SEC may be reviewed on and printed from the SEC website.

Forward-looking Statements

This notice contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Some or all of the results anticipated by these forward-looking statements may not be achieved. Further information on the Company’s risk factors is contained in our filings with the SEC. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.